N E W S   R E L E A S E

DRILLING SUCCESS ESTABLISHES NEW CORE

NATURAL GAS AREA FOR TALISMAN ENERGY

Calgary, Alberta – October 5, 2005 – Talisman Energy Inc. plans to add upwards of 35 mmcf/d of production (net Talisman sales gas) from the Northern Alberta Foothills area over the next 14 months. This forecast is based on six wells that have already tested and are waiting to be tied in.

In the Narraway area, one well tested1 at 19mmcf/d and three others tested at rates between 7 and 12 mmcf/d each. Two wells in the Grande Cache area tested at approximately 15 mmcf/d each. Talisman’s working interest in these wells ranges between 50-68%. Talisman plans to drill 10 additional wells in the area by the end of 2006.

“This development is an example of the application of Talisman’s North American deep gas strategy. We have built a significant land position to create this core area, using our technical expertise to find and develop the gas, which we will ship through Talisman owned infrastructure,” said Dr. Jim Buckee, President and Chief Executive Officer. “There is significant natural gas potential in the Northern Alberta Foothills region and Talisman is extremely well-positioned.”

The Northern Alberta Foothills is a new core exploration and development area, mid-way between Talisman’s successful structural plays in Northeastern B.C. and the Central Alberta Foothills, with significant high deliverability, multi-zone potential.  Talisman is the largest mineral rights holder in the area, having an average 56% working interest in 345,600 gross acres. The Company recently acquired 73,100 gross (66,500 net) acres of prospective land along the trend.

Talisman and its co-venturers have sanctioned and commenced construction of the Lynx Pipeline System which will act as the main trunk system for the Grande Cache area.  The system, extending from the Findley area (east of Grande Cache) northwest through the heart of the trend, will consist of 72 km of 12 inch line and will have an initial raw gas capacity of 130 mmcf/d.  Regulatory approval has been received and completion of the $72 million (45% Talisman working interest) project is expected by the fourth quarter of 2006.  The Lynx system will deliver raw gas at Findley to a variety of pipelines including Talisman’s wholly owned Central Foothills Gas Gathering System (CFGGS), generating incremental transportation and processing revenues for Talisman’s Midstream operations.

Talisman is also planning the Palliser Pipeline System which will connect wells in the northernmost part of the Narraway trend to existing pipelines that move gas into British Columbia.  The Palliser system will have an initial raw gas capacity of 45 mmcf/d and will cost approximately $30 million (100% Talisman working interest).  Startup is also planned for the fourth quarter of 2006.

1 all test rates are raw gas volumes

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and Tobago and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

18-05

Forward-looking Statements

This news release contains statements concerning estimated volumes and timing of future production, business plans for exploration, development and drilling, construction, capacity and startup of pipeline systems or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing;

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uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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general economic conditions;

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the effect of acts of, or actions against international terrorism; and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", under the heading “Risk Factors” in the Company’s 2004 Annual Information Form as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.